This filing is made pursuant to Rule 424(b)(2)
under the Securities Act of 1933
in connection with Registration No. 333-255862

Calculation of the Registration Fee

Title of Each Class of Securities Offered	Amount to be Registered	Proposed Maximum Aggregate Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Floating Rate Medium-Term Notes, Series A, due December 15, 2022	$600,000,000	100.0%	$600,000,000	$65,460.00

(1)

The filing fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended, by multiplying the proposed maximum aggregate offering price of the securities offered by the fee payment rate in effect on the date of fee payment. The registration fee for an aggregate principal amount of $600,000,000 in Air Lease Corporation’s Medium-Term Notes, Series A, due Nine Months or More from the Date of Issue is being paid in connection with this filing. The registration fee for an additional aggregate principal amount of $1,200,000,000 in Air Lease Corporation’s Medium-Term Notes, Series A, due Nine Months or More from the Date of Issue was previously paid. In accordance with Rules 456(b) and 457(r) of the Securities Act of 1933, as amended, Air Lease Corporation is deferring payment on the registration fee for an aggregate principal amount of $13,200,000,000 in Air Lease Corporation’s Medium-Term Notes, Series A, due Nine Months or More from the Date of Issue.

PRICING SUPPLEMENT

(To Prospectus dated May 7, 2021 and

Prospectus Supplement dated May 7, 2021)

$600,000,000

Air Lease Corporation

Floating Rate Medium-Term Notes, Series A, due December 15, 2022

We are offering $600,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series A, due December 15, 2022, or the “notes.” We will pay interest on the notes quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on September 15, 2021, and at maturity.

The notes will not be subject to optional redemption before their maturity. If a Change of Control Repurchase Event, as defined in the related prospectus supplement, occurs, holders of the notes may require us to repurchase the notes at the price described in this pricing supplement under “Description of Notes—Repurchase Upon Change of Control Repurchase Event.”

The notes will be our general unsecured senior obligations and will rank equally in right of payment with our existing and future unsecured senior indebtedness. The notes will be issued only in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes are a new issue of securities with no established trading market. We do not intend to apply to list the notes on any securities exchange or include the notes in any automated quotation system.

Investing in the notes involves risks. To read about certain risks you should consider before buying the notes, see “Risk Factors” beginning on page S-1 of the related prospectus supplement, page 7 of the related prospectus and those risk factors described in any documents incorporated by reference herein.

	Per Note	Total
Public offering price(1)	100.000%	$600,000,000
Underwriting discount	0.180%	$1,080,000
Proceeds, before expenses, to us(1)	99.820%	$598,920,000

(1)	Plus accrued interest, if any, from June 4, 2021, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, S.A., and Euroclear Bank SA/NV, as operator of the Euroclear System, against payment in New York, New York on or about June 4, 2021, which is the fifth business day following the date of this pricing supplement.

Joint Book-Running Managers

BofA Securities	MUFG	Wells Fargo Securities

Pricing Supplement dated May 27, 2021.

PS-i

ABOUT THIS PRICING SUPPLEMENT

It is important for you to read and consider all of the information contained in this pricing supplement, the related prospectus supplement, the related prospectus and any related free writing prospectus that we prepare or authorize in making your investment decision. We have not, and the underwriters and their affiliates and agents have not, authorized anyone to provide you with any information or represent anything about us other than what is contained or incorporated by reference in this pricing supplement, the related prospectus supplement, the related prospectus or any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We are responsible only for the information contained in this pricing supplement, the related prospectus supplement, the related prospectus, the documents incorporated by reference therein and any related free writing prospectus issued or authorized by us. We are not, and the underwriters and their affiliates and agents are not, making any offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement, the related prospectus supplement, the related prospectus or in any related free writing prospectus prepared by us or on our behalf is accurate as of any date other than their respective dates.

When this pricing supplement uses the terms “Company,” “ALC,” “we,” “our” and “us,” they refer solely to Air Lease Corporation and do not include its consolidated subsidiaries unless otherwise stated or the context otherwise requires. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the related prospectus supplement or related prospectus shall have the meanings assigned to them in the related prospectus supplement or related prospectus, as applicable.

ALC is the issuer of all of the notes offered under this pricing supplement. Our telephone number is (310) 553-0555 and our website is www.airleasecorp.com. Information included or referred to on, or otherwise accessible through, our website is not intended to form a part of or be incorporated by reference into this pricing supplement, the related prospectus supplement or related prospectus.

PS-ii

DESCRIPTION OF NOTES

General

We provide information to you about the notes (the “Notes”) in three separate documents:

•	this pricing supplement which specifically describes the Notes being offered;

•	the related prospectus supplement which describes ALC’s Medium-Term Notes, Series A; and

•	the related prospectus which describes generally certain securities of ALC.

This description supplements, and to the extent inconsistent supersedes, the description of the general terms and provisions of the debt securities found in the related prospectus and ALC’s Medium-Term Notes, Series A described in the related prospectus supplement.

Terms of the Notes

The Notes will:

•	be our general unsecured senior obligations;

•

rank equal in right of payment with any of our Medium-Term Notes, Series A previously issued or issued in the future and with any of our existing and future senior indebtedness, without giving effect to collateral arrangements;

•	be effectively subordinated to all of our and our subsidiaries secured indebtedness to the extent of the value of the pledged assets;

•	be structurally subordinated to all indebtedness and other liabilities of any of our subsidiaries;

•	be senior in right of payment to any of our existing and future obligations that are expressly subordinated or junior in right of payment to the Notes pursuant to a written agreement;

•	be considered part of the same series of notes as any of our other Medium-Term Notes, Series A previously issued or issued in the future;

•	not be subject to optional redemption before their maturity;

•	be denominated and payable in U.S. dollars; and

•	be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Notes

The following terms apply to the Notes:

Principal Amount: $600,000,000

Trade Date: May 27, 2021

Issue Date: June 4, 2021

Stated Maturity: December 15, 2022

Interest Calculation: Regular Floating Rate Note

Interest Rate Basis: LIBOR

Designated LIBOR Page: Reuters Page LIBOR01

Index Currency: U.S. dollars

Index Maturity/Designated LIBOR Maturity Index: 3 months

Spread: +35 basis points

Initial Interest Rate: The initial interest rate will be based on three-month LIBOR determined on June 2, 2021 plus the Spread, accruing from and including the Issue Date

First Interest Reset Date: September 15, 2021

Interest Reset Dates: The First Interest Reset Date and thereafter, each Interest Payment Date. Newly reset interest rates shall apply commencing on and including the Interest Reset Date to, but excluding, the next Interest Payment Date

Interest Reset Period: Quarterly

Interest Rate Reset Cutoff Date: Not Applicable

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date

Interest Payment Dates: Each March 15, June 15, September 15 and December 15, beginning on September 15, 2021 (long first coupon), and on the Stated Maturity

Regular Record Dates: Every March 1, June 1, September 1 and December 1, whether or not a Business Day, immediately preceding the related Interest Payment Date

Spread Multiplier: Not Applicable

Maximum Interest Rate: Not Applicable

Minimum Interest Rate: 0.000%

Day Count Convention: Actual/360

Business Day Convention: Modified Following; If any Interest Reset Date for a floating rate Note would otherwise be a day that is not a Business Day, the applicable Interest Reset Date will be postponed to the next succeeding day that is a Business Day, except if the Business Day falls in the next succeeding calendar month, the applicable Interest Reset Date will be the immediately preceding Business Day (the “Modified Following Business Day Convention”)

Business Day: Any day other than a Saturday or Sunday, that is (1) neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and (2) a day on which commercial banks are open for business, including dealings in the Index Currency, in London

CUSIP / ISIN: 00914AAN2 / US00914AAN28

Calculation Agent: Deutsche Bank Trust Company Americas

Optional Redemption

The Notes are not subject to optional redemption.

Repurchase Upon Change of Control Repurchase Event

We will make an offer to purchase all of the Notes as described in the related prospectus supplement under “Description of Notes—Repurchase Upon Change of Control Repurchase Event” at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Further Issues

We may, from time to time, without notice to or the consent of any holder of any Notes, create and issue additional notes that have the same terms and conditions as the Notes previously issued, or the same except for the public offering price, issue date and, in some cases, first interest payment date. These additional notes will be considered part of the same (i) tranche of notes as such Notes and (ii) series as any of our other Medium-Term Notes, Series A previously issued or issued in the future. We also may, from time to time, without notice to or the consent of any holder of any Notes, create and issue additional debt securities, under the indenture or otherwise, ranking equally with the Notes and our other Medium-Term Notes, Series A.

Book-Entry Notes and Form

The Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company in New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depositary, including Euroclear Bank SA/NV and Clearstream Banking, S.A.

UNDERWRITING

Under the terms and subject to the conditions set forth in the Terms Agreement, dated May 27, 2021 (the “Terms Agreement”), among us and BofA Securities, Inc., MUFG Securities Americas Inc. and Wells Fargo Securities, LLC (the “Underwriters”), incorporating the terms of the Distribution Agreement, dated May 7, 2021 (the “Distribution Agreement”), among us and the agents named in the prospectus supplement, we have agreed to sell to the Underwriters, and each of the Underwriters has agreed, severally and not jointly, to purchase from us, as principal, the aggregate principal amount of the notes set forth opposite its name below.

Underwriter	Aggregate Principal Amount of Notes
BofA Securities, Inc.	$200,000,000
MUFG Securities Americas Inc.	200,000,000
Wells Fargo Securities, LLC	200,000,000

Total	$600,000,000

If an Underwriter defaults, the Distribution Agreement provides that the purchase commitments of the nondefaulting Underwriters may be increased or the agreement to purchase the notes may be terminated, in each case, subject to certain terms and conditions set forth in the Distribution Agreement.

We have agreed to indemnify the Underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

The Underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the Terms Agreement and Distribution Agreement, such as the receipt by the Underwriters of officer’s certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The Underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover page of this pricing supplement and may offer the notes to certain dealers at such price less a concession not in excess of 0.105% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.075% of the principal amount of the notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the Underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of such notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Settlement

We expect that delivery of the notes will be made to investors on or about June 4, 2021, which will be the fifth business day following the date of this pricing supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this pricing supplement or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

No Sales of Similar Securities

We have agreed that we will not, until the closing date, without first obtaining the prior written consent of the Underwriters, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any debt securities issued by the Company and that are substantially similar to the notes, except for the notes sold to the Underwriters pursuant to the Terms Agreement or other agreement, deposit and other bank obligations issued and sold directly by the Company in the ordinary course of its business, debt instruments described in Section 3(a)(3) of the Securities Act and commercial paper in the ordinary course of its business.

Short Positions

In connection with the offering, the Underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater principal amount of notes than they are required to purchase in the offering. The Underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Conflicts of Interest

Some of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. The Underwriters and their affiliates may receive a portion of the net proceeds to the extent we use net proceeds to repay indebtedness under which certain of the Underwriters or their affiliates are lenders.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the Underwriters or their affiliates have a lending relationship with us, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the notes offered by this pricing supplement will be passed upon for us by O’Melveny & Myers LLP. The underwriters have been represented by Simpson Thacher & Bartlett LLP, Palo Alto, California.